Wilson Sonsini Goodrich & Rosati Professional Corporation 12235 El Camino Real San Diego, CA 92130 O: 858-350-2300 F: 866.974.7329

January 31, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Abby Adams
Joe McCann
Tracey Houser
Al Pavot

Re:	Arcellx, Inc.
Registration Statement on Form S-1
Filed January 14, 2022
File No. 333-262191

Ladies and Gentlemen:

On behalf of our client, Arcellx, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 24, 2022 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (File No. 333-262191) filed on January 14, 2022 (the “Registration Statement”). We are concurrently confidentially submitting via EDGAR this letter and filing via EDGAR a revised draft of the Registration Statement (the “Amended Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Amended Registration Statement.

Registration Statement on Form S-1 Filed January 14, 2022

Prospectus Summary

Overview, page 1

1.

We note your response to prior comment 1. Please revise the fourth sentence of the Overview to clarify that you “are engineering” the platform to avoid the implication that the engineering work is complete. With reference again to the first full risk factor on page 16, please balance your statements about the preliminary results by revising the first sentence of the second paragraph on page 2 to clarify that the positive preliminary results address cover only a “small number of patients” that have been treated to date. Similarly, revise the fourth bullet point on page 4 to provide similar context to the statements and claims made there.

Securities and Exchange Commission

January 31, 2022

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosures on pages 1, 94 and 110 of the Amended Registration Statement to clarify that the D-Domain was designed with the intent of overcoming the limitations of traditional CAR-Ts, and avoid any implication that engineering work is complete and to further clarify that the positive preliminary results reported relate to the initial 24 patients dosed in the trial. The Company has also revised the disclosures on pages 4 and 116 of the Amended Registration Statement to clarify that the 100% ORR and the durable responses are based on preliminary clinical data relating to the 19 patients who were evaluable for efficacy as of the data cutoff date.

2.	We note your revisions in response to prior comment 2. Please revise the summary to explain the terms “stringent complete response” and “very good partial response.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosures on pages 1, 110 and 111 of the Amended Registration Statement to explain the terms “stringent complete response” and “very good partial response” are efficacy criteria defined by the 2016 International Working Group (IMWG), which are further described on page 132 of the Amended Registration Statement, and to clarify that the achievement of these criteria do not suggest that any patient is cured, as the disease is currently incurable.

3.

We note your revised disclosures in response to prior comment 4. Please revise to remove the Discovery Pipeline programs from the Summary presentation or, alternatively, revise the Business section to discuss each of these programs in greater detail, including the work that you have conducted to date for each program. In addition, revise the anticipated milestone for ddCAR to replace “Pivotal” with Phase 3, or, if “pivotal” is intended to mean something other than Phase 3, please provide disclosure to clarify.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosures on pages 3, 112, and 130 of the Amended Registration Statement to remove the Discovery Pipeline programs pipeline chart and to clarify that “Pivotal” as used in the pipeline chart refers to the Company’s planned iMMagine Phase 2 trial, which the Company believes, in combination with the Phase 1 trial and based on its current discussions with the FDA, will be sufficient to support the filing of a BLA for CART-ddBCMA for r/r MM.

Prospectus Summary

Our Key Investors and Our Financing History, page 5

4.

We note the addition of a list of investors on page 5. Please limit the disclosure of specific investors to those identified in the Principal Stockholder table on page 199. Additionally, indicate that prospective investors should not rely on the named investors’ investment decision, that these investors may have different risk tolerances and, if true, that these investors received their shares in offerings that were conducted at a significant discount to the IPO price.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosures on pages 6 and 113 of the Amended Registration Statement to limit the investors listed therein to those identified in the Principal Stockholder table and to remind prospective investors that they should not rely on past investment decisions of the Company’s existing investors who may have different risk tolerances and have received their shares in prior offerings at lower prices.

Securities and Exchange Commission

January 31, 2022

Summary Financial Data, page 12

5.

We note that you intend to grant various equity-based compensation awards in connection with your IPO based on your disclosures on page 176 and 182. Please tell us your consideration for including the compensation expense associated with these grants in your pro forma presentations here and with your capitalization and dilution presentations.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosures on pages 11, 13, 14, 87, 88, 89, and 92 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates

Determining the fair value of our common stock and fair value of total equity, page 103

6.

We note the additional disclosure you provided regarding the allocation of the enterprise value to determine the estimated fair value of our common stock and total equity value in response to comment 6. Please further expand your disclosures to provide the specific valuation approaches and methods along with the corresponding material estimates and assumptions used in each method to estimate the enterprise value that is being allocated to your various equity instruments.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosures on pages 107 and 108 of the Amended Registration Statement.

* * * *

Securities and Exchange Commission

January 31, 2022

Please direct any questions with respect to this confidential submission to me at (858) 350-2393 or dkoeppen@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Daniel R. Koeppen
Daniel R. Koeppen

cc:	Rami Elghandour, Arcellx, Inc.

Christopher Heery, M.D., Arcellx, Inc.

Megan J. Baier, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Fang, Wilson Sonsini Goodrich & Rosati, P.C.

Lisa Firenze, Wilmer Cutler Pickering Hale and Dorr LLP

Jeffries L. Oliver-Li, Wilmer Cutler Pickering Hale and Dorr LLP